May 7, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (312) 373-4832

Ms. Helen D. McCarthy, Chief Financial Officer
R.J. O'Brien Fund Management Fund, LLC
222 Riverside Plaza, Suite 900
Chicago, IL   60606

RE: JWH Global Trust
File No. 000-22887
Form 10-K for the year ended December 31, 2007

Dear Ms. McCarthy:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Cicely L. LaMothe
                    Branch Chief